

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 25, 2006

Via Mail and Fax

Paul B. Gridley
Chief Executive Officer
U.S. Shipping Partners L.P.
399 Thornall Street, 8th Floor
Edison, NJ 08837

> **RE:** **U.S. Shipping Partners L.P.**
> **Form 10-K: For the Year Ended December 31, 2005**
> **Form 10-Q: For the Period Ended June 30, 2006**
> **File Number: 001-32326**

Dear Mr. Gridley:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-Q: For the Period Ended June 30, 2006

Notes to Unaudited Condensed Consolidated Financial Statements, page 5
Note 5. Financing, page 7

1. Please disclose in your interim and annual period filings as appropriate the weighted average variable interest rate applicable to each type of debt outstanding at each balance sheet date presented pursuant to Rule 5-02(19)(b) of Regulation S-X.

Note 8. Other Comprehensive Income, page 10

2. Please disclose in more detail your accounting for the foreign currency forward contracts and treatment as a hedge, as appropriate.

Management's Discussion and Analysis …, page 14
Results of Operations, page 24

3. Please clearly disclose the reason for and your expectations in regard to the apparent trend in each of operating and voyage expenses increasing as a percent of revenue.

Quantitative and Qualitative Disclosures about Market Risk, page 31

4. Please disclose in the table in your interim and annual period filings as appropriate the fair value of each swap presented. Also, the effective rate of the swaps presented should include any applicable margins. Further, expand your disclosure to clearly show the net effect of the swaps on changes in your interest rate risk exposure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
· the company is responsible for the adequacy and accuracy of the disclosures in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Albert E. Bergeron, Vice President – Chief Financial Officer